Exhibit 99.1

JA Solar Announces Fourth Quarter and Fiscal Year 2016 Results

BEIJING, March 16, 2017 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•                  Total shipments were 1,416.2 megawatts (“MW”), consisting of 1,353.0 MW of modules and 58.9 MW of cells to external customers, and 4.3 MW of modules to the Company’s downstream projects.  External shipments were up +5.5% y/y and up +13.8% sequentially

•                  Shipments of modules and module tolling were 1,353.0 MW, an increase of +4.3% y/y and +12.8% sequentially

•                  Shipments of cells and cell tolling were 58.9 MW, an increase of +43.0% y/y and +44.0% sequentially

•                  Net revenue was RMB 4.0 billion ($574.8 million), a decrease of 13.1% y/y and 4.1% sequentially

•                  Gross margin was 12.9%, a decrease of 420 basis points y/y and 90 basis points sequentially

•                  Operating profit was RMB 370.5 million ($53.4 million), compared to RMB 260.1 million ($37.5 million) in the fourth quarter of 2015, and RMB 121.4 million ($17.5 million) in the third quarter of 2016

•                  Net income was RMB 353.4 million ($50.9 million), compared to RMB 184.9 million ($26.6 million) in the fourth quarter of 2015, and RMB 44.1 million ($6.4 million) in the third quarter of 2016

•                  Earnings per diluted ADS were RMB 6.80 or $0.98, compared to RMB 3.39 or $0.49 in the fourth quarter of 2015, and RMB 0.86 or $0.12 in the third quarter of 2016

•                  Cash and cash equivalents were RMB 2.6 billion ($370.1 million), an increase of RMB 580.6 million ($83.6 million) during the quarter

•                  Non-GAAP earnings(1) per diluted ADS were RMB 6.80 or $0.98, compared to RMB 3.14 or $0.45 in the fourth quarter of 2015, and RMB 0.86 or $0.12 in the third quarter of 2016

(1)  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013.

Fiscal Year 2016 Highlights

•                  Total shipments were 5.2 gigawatts (“GW”), consisting of 4,606.6 MW of modules and module tolling and 313.8 MW of cells and cell tolling to external customers, and 245.8 MW of modules to the Company’s downstream projects. External Shipments represented an increase of 24.9% from 3.9 GW in fiscal year 2015

•                  Net revenue was RMB 15.7 billion ($2.3 billion), compared to net revenue of RMB 13.5 billion ($1.9 billion) in fiscal year 2015

•                  Gross margin was 14.6%, compared to 17.0% in fiscal year 2015

•                  Operating profit was RMB 903.2 million ($130.1 million), compared to an operating profit of RMB 865.0  million ($124.6 million) in fiscal year 2015

•                  Net income was RMB 719.6 million ($103.6 million), compared to RMB 614.5 million ($88.5 million) in fiscal year 2015

•                  Earnings per diluted ADS were RMB 14.58 or $2.10, compared to RMB 10.58 or $1.52 in fiscal year 2015

•                  Cash and cash equivalents at the end of the fiscal year were RMB 2.6 billion ($370.1 million), compared to RMB 2.9 billion ($415.3 million) at the end of fiscal year 2015

•                  Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB 612.8 million ($88.3 million), compared to a non-GAAP net income attributable to the Company’s ordinary shareholders of RMB 584.1 million ($84.1 million) in fiscal year 2015

•                  Non-GAAP earnings per diluted ADS in fiscal year 2016 was RMB 13.07 ($1.88), compared to a non-GAAP earnings per diluted ADS of RMB 9.91 ($1.43) in fiscal year 2015

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “While the overall market environment remained challenging, we delivered solid Q4 operating results, topping off a strong 2016 for us.  We achieved our 2016 financial and operating goals with revenue and external shipments growing 16% and 25%, respectively.  In the fourth quarter, demand across Asia, especially China, exceeded our expectations with the overall APAC region representing over 83% of total shipments. ”

Mr. Jin continued, “Growth remains a key focus for our team and we are optimistic about our prospects in 2017 and beyond, despite increasing competition in the solar industry.  We are committed to investing in research and development, and differentiating our product portfolio with high-power, high-efficiency solar products.  We still have some opportunity to improve our cost structure and manufacturing performance through efficiency initiatives, and believe our operations are positioned to benefit as market conditions improve around the world.  Looking ahead, we expect demand in the domestic Chinese market to remain solid in the first half of 2017, followed by a potential slowdown in the second half.  Nonetheless, we are confident that our balanced global footprint and flexible business model will enable us to adjust to evolving market conditions.”

Fourth Quarter 2016 Results

All shipment and financial figures refer to the quarter ended December 31, 2016, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended December 31, 2015.  All “sequential” comparisons are against the quarter ended September 30, 2016.

Total shipments were 1,416.2 MW, in line with our previously announced guidance. External shipments of 1,411.9 MW increased 5.5% year over year and 13.8% sequentially.

External shipments breakdown by product (MW)

	2015Q4	2016Q3	2016Q4	QoQ%	YoY%
Modules and module tolling	1,297.6	1,200.0	1,353.0	12.8%	4.3%
Cells and cell tolling	41.2	40.9	58.9	44.0%	43.0%
Total	1,338.8	1,240.9	1,411.9	13.8%	5.5%

External shipments breakdown by region (percentage)

	2015Q4	2016Q3	2016Q4	QoQ(pp)		YoY(pp)
China	43.8%	32.0%	58.0%	26.0	pp	14.2	pp
APAC ex-China	40.5%	25.8%	25.2%	-0.6	pp	-15.3	pp
Europe	5.1%	6.5%	3.3%	-3.2	pp	-1.8	pp
North America	8.4%	13.0%	7.4%	-5.6	pp	-1.0	pp
South America	0%	20.2%	5.6%	-14.6	pp	5.6	pp
Others	2.2%	2.5%	0.5%	-2.1	pp	-1.8	pp

Net revenue was RMB 4.0 billion ($574.8 million), a decrease of 13.1% y/y and 4.1% sequentially.

Gross profit of RMB 515.4 million ($74.2 million) decreased 34.3% y/y and 10.3% sequentially.  Gross margin was 12.9%, which compares to 17.1% in the year-ago quarter, and 13.8% in the third quarter of 2016. The decrease in gross margin was primarily due to a decline of average selling price of solar modules in the fourth quarter of 2016.

Total operating expenses of RMB 144.9 million ($20.9 million) were 3.6% of revenue.  This compares to operating expenses of 11.4% of revenue in the year-ago quarter, and 10.9% of revenue in the third quarter of 2016. Included in operating expenses in the fourth quarter of 2016 were a one-time reversal of RMB 348.3 million ($50.2 million) of previously recorded expenses due to the resolution of the Company’s dispute with Hemlock Semiconductor Pte. Ltd (“Hemlock”), and a one-time charge of RMB 99.6 million ($14.3 million) resulted from the termination of business relationship with one of the Company’s business partners.

Operating profit was RMB 370.5 million ($53.4 million), compared to RMB 260.1 million ($37.5 million) in the year-ago quarter, and RMB 121.4 million ($17.5 million) in the third quarter of 2016.  Operating margin was 9.3%, compared with 5.7% in the prior year period and 2.9% in the previous quarter.

Interest expense was RMB 72.9 million ($10.5 million), compared to RMB 66.0 million ($9.5 million) in the year-ago quarter, and RMB 75.4 million ($10.9 million) in the third quarter of 2016.

The change in fair value of warrant derivatives was nil, compared with positive RMB 14.0 million ($2.0 million) in the year-ago quarter, and positive RMB 17 thousand ($2.4 thousand) in the third quarter of 2016. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering, and expired on August 16, 2016.

Earnings per diluted ADS were RMB 6.80 or $0.98, compared to earnings per diluted ADS of RMB 3.39 or $0.49 in the year-ago quarter, and earnings per diluted ADS of RMB 0.86 or $0.12 in the third quarter of 2016.

Fiscal Year 2016 Results

Fiscal year 2016 shipments were 5.2 GW, including 245.8 MW of modules to the Company’s downstream projects. External shipments of 4.9 GW represented an increase of 24.9% from 3.9 GW in fiscal year 2015.

External shipments breakdown by product (MW)

	2015	2016	YoY%
Modules and module tolling	3,672.9	4,606.6	25.4%
Cells and cell tolling	265.0	313.8	18.4%
Total	3,937.9	4,920.4	24.9%

External shipments breakdown by region (percentage)

	2015	2016	YoY(pp)
China	42.9%	53.3%	10.4	pp
APAC ex-China	39.9%	21.6%	-18.3	pp
Europe	10.9%	4.7%	-6.2	pp
North America	3.4%	9.4%	6.0	pp
South America	0%	9.8%	9.8	pp
Others	2.9%	1.2%	-1.7	pp

Net revenue in fiscal year 2016 was RMB 15.7 billion ($2.3 billion), an increase of 16.4% from RMB 13.5 billion ($1.9 billion) in fiscal year 2015.

Total gross profit in fiscal year 2016 was RMB 2.3 billion ($330.3 million), or 14.6% of net revenue, compared with RMB 2.3 billion ($330.2 million), or 17.0% of net revenue, in fiscal year 2015. The decline in gross margin was primarily due to the decrease of average selling price of solar modules during 2016.

Operating profit in fiscal year 2016 was RMB 903.2 million ($130.1 million), compared with operating profit of RMB 865.0 million ($124.6 million) in fiscal year 2015. Included in operating expenses in fiscal year 2016 were a one-time reversal of RMB 348.3 million ($50.2 million) of previously recorded expenses due to the resolution of the Company’s dispute with Hemlock, and a one-time charge of RMB 99.6 million ($14.3 million) resulted from the termination of business relationship with one of the Company’s business partners.

In fiscal year 2016, net earnings per diluted ADS were RMB 14.58 or $2.10, compared with net earnings per diluted ADS of RMB 10.58 or $1.52 in fiscal year 2015.

Liquidity

As of December 31, 2016, the Company had cash and cash equivalents of RMB 2.6 billion ($370.1 million), and total working capital of RMB 1.6 billion ($232.5 million).  Total short-term borrowings were RMB 2.9 billion ($419.5 million). Total long-term borrowings were RMB 3.2 billion ($464.7 million), of which RMB 525.3 million ($75.7 million) were due in one year.

Business Outlook

For the first quarter of 2017, the Company expects total cell and module shipments to be in the range of 1,200 to 1,300 MW, essentially all being external shipments.

Full year 2017 shipments are expected to be in the range of 6.0 to 6.5 GW, including 200 to 250 MW of module shipments to the Company’s downstream projects.  Revenues will not be recognized for the modules shipped to the Company’s downstream projects as required by US GAAP.

Manufacturing Capacity Update

As of December 31, 2016, the Company had an annual wafer manufacturing capacity of 2.5 GW, cell capacity of 5.5 GW, and module capacity of 5.5 GW.

JA Solar expects to further expand its annual manufacturing capacity to 3.0 GW for wafers, 7.0 GW for cells, and 6.0 GW for modules by the end of 2017.

Investor Conference Call / Webcast Details

JA Solar’s management will host an earnings conference call on March 16, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “JA Solar”.

A replay of the conference call may be accessed by phone at the following numbers until March 24, 2017.  To access the replay, please reference the conference ID 78403772.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://www.jasolar.com.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2016, which was RMB 6.943 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2016, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Hanoi, Vietnam.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2016	Dec. 31, 2016
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	4,594,447	4,162,927	3,990,642	574,772
Cost of sales	(3,810,358)	(3,588,469)	(3,475,213)	(500,535)
Gross profit	784,089	574,458	515,429	74,237
Selling, general and administrative expenses	(482,409)	(406,194)	(99,969)	(14,399)
Research and development expenses	(41,536)	(46,871)	(44,937)	(6,472)
Total operating expenses	(523,945)	(453,065)	(144,906)	(20,871)
Income from operations	260,144	121,393	370,523	53,366
Interest expense	(66,018)	(75,378)	(72,879)	(10,497)
Change in fair value of warrant derivatives	13,997	17	—	—
Other income, net	33,754	10,450	95,596	13,769
Income before income taxes	241,877	56,482	393,240	56,638
Income tax expense	(56,995)	(12,361)	(39,814)	(5,734)
Net income	184,882	44,121	353,426	50,904
Less: income/(loss) attributable to noncontrolling interest	(8,581)	(715)	34,922	5,030
Net income attributable to JA Solar Holdings	193,463	44,836	318,504	45,874

Net income per share attributable to ordinary shareholders:
Basic	0.68	0.17	1.36	0.20
Diluted	0.68	0.17	1.36	0.20

Weighted average number of shares outstanding:
Basic	234,281,009	234,290,842	234,290,842	234,290,842
Diluted	234,510,474	234,338,817	234,305,887	234,305,887

Comprehensive income
Net income	184,882	44,121	353,426	50,904
Foreign currency translation adjustments, net of tax	(4,228)	(3,776)	(18,532)	(2,669)
Other comprehensive loss	(4,228)	(3,776)	(18,532)	(2,669)
Comprehensive income	180,654	40,345	334,894	48,235
Income/(loss) attributable to noncontrolling interest	(8,581)	(715)	34,922	5,030
Comprehensive income attributable to JA Solar Holdings	189,235	41,060	299,972	43,205

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	193,463	44,836	318,504	45,874
Change in fair value of warrant derivatives	(13,997)	(17)	—	—
Non-GAAP net income attributable to JA Solar Holdings	179,466	44,819	318,504	45,874

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.63	0.17	1.36	0.20
Diluted	0.63	0.17	1.36	0.20

Non-GAAP weighted average number of shares outstanding:
Basic	234,281,009	234,290,842	234,290,842	234,290,842
Diluted	234,510,474	234,338,817	234,305,887	234,305,887

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2016
	RMB’000	RMB’000	USD’000

Net revenues	13,525,407	15,736,876	2,266,582
Cost of sales	(11,232,818)	(13,443,335)	(1,936,243)
Gross profit	2,292,589	2,293,541	330,339
Selling, general and administrative expenses	(1,279,023)	(1,214,933)	(174,987)
Research and development expenses	(148,548)	(175,450)	(25,270)
Total operating expenses	(1,427,571)	(1,390,383)	(200,257)
Income from operations	865,018	903,158	130,082
Interest expense	(249,382)	(284,334)	(40,953)
Change in fair value of warrant derivatives	39,593	70,882	10,209
Other income, net	116,574	153,205	22,066
Income before income taxes	771,803	842,911	121,404
Income tax expenses	(157,332)	(123,301)	(17,759)
Net income	614,471	719,610	103,645
Less: income/(loss) attributable to noncontrolling interest	(9,244)	35,911	5,172
Net income attributable to JA Solar Holdings	623,715	683,699	98,473

Net income per share attributable to ordinary shareholders:
Basic	2.12	2.92	0.42
Diluted	2.12	2.92	0.42

Weighted average number of shares outstanding:
Basic	243,506,821	234,290,842	234,290,842
Diluted	243,744,921	234,402,452	234,402,452

Comprehensive income
Net income	614,471	719,610	103,645
Foreign currency translation adjustments, net of tax	(35,038)	(44,517)	(6,412)
Other comprehensive loss	(35,038)	(44,517)	(6,412)
Comprehensive income	579,433	675,093	97,233
Income/(loss) attributable to noncontrolling interest	(9,244)	35,911	5,172
Comprehensive income attributable to JA Solar Holdings	588,677	639,182	92,061

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	623,715	683,699	98,473
Change in fair value of warrant derivatives	(39,593)	(70,882)	(10,209)
Non-GAAP net income attributable to JA Solar Holdings	584,122	612,817	88,264

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	1.98	2.62	0.38
Diluted	1.98	2.61	0.38

Non-GAAP weighted average number of shares outstanding:
Basic	243,506,821	234,290,842	234,290,842
Diluted	243,744,921	234,402,452	234,402,452

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2015	2016	2016
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,883,294	2,569,402	370,071
Restricted cash	663,518	836,761	120,519
Accounts receivable	2,872,775	2,753,678	396,612
Notes receivable	837,711	563,144	81,110
Inventories	1,660,543	2,460,488	354,384
Advances to suppliers	473,310	282,369	40,670
Other current assets	633,354	799,314	115,125
Total current assets	10,024,505	10,265,156	1,478,491
Property and equipment, net	4,365,348	5,219,501	751,765
Project asset	1,028,615	2,338,648	336,835
Advances to suppliers	195,341	97,429	14,033
Prepaid land use rights	428,495	524,208	75,502
Long-term investment	55,169	69,022	9,941
Other long term assets	208,430	517,292	74,506
Total assets	16,305,903	19,031,256	2,741,073
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,194,957	2,912,866	419,540
Accounts payable	2,389,467	2,635,525	379,595
Advances from customers	691,867	610,718	87,962
Current portion of long term borrowings	238,400	525,256	75,653
Derivative liabilities-warrants	71,237	—	—
Accrued and other liabilities	1,588,885	1,966,475	283,232
Total current liabilities	7,174,813	8,650,840	1,245,982
Long-term borrowings	2,461,017	2,701,438	389,088
Other long term liabilities	752,925	1,217,648	175,378
Total liabilities	10,388,755	12,569,926	1,810,448
Total JA Solar Holdings shareholders’ equity	5,819,695	6,461,130	930,596
Noncontrolling interest	97,453	200	29
Total shareholders’ equity	5,917,148	6,461,330	930,625
Total liabilities and shareholders’ equity	16,305,903	19,031,256	2,741,073